UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Alpha Vertex, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 14, 2016

Physical address of issuer
370 Jay Street, 7th Floor, Brooklyn, NY 11201

Website of issuer
https://www.alphavertex.ai/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
July 5, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$42,058	$283,746
Cash & Cash Equivalents	$38,124	$281,218
Accounts Receivable	$0	$0
Short-term Debt	$789,381	$31,270
Long-term Debt	$0	$450,000
Revenues/Sales	$191,815	$58,481
Cost of Goods Sold	$352,501	$56,258
Taxes Paid	$0	$0
Net Income	$(593,140)	$(281,817)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 26, 2019

Alpha Vertex, Inc.

Up to $1,070,000 of Crowd Notes

Alpha Vertex, Inc. (“Alpha Vertex”, the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 5, 2019. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by July 5, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 28, 2019 will be permitted to increase their subscription amount at any time on or before July 5, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after June 28, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 28, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 28 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s action results to differ

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the “1933 Act”) (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company’s website at https://www.alphavertex.ai/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/alpha.vertex

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company’s management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are

based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Alpha Vertex, Inc. is a Delaware C-Corporation, formed on December 14, 2016.

The Company is located at 370 Jay Street, 7th Floor, Brooklyn, NY 11201.

The Company's website is https://www.alphavertex.ai

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/alpha.vertex and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Minimum investment amount per investor	$1,000
Offering deadline	July 5, 2019
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 11-12, 16 and 18-20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has only $186,510 in cash balances as of March 31, 2019. This equates to approximately 6 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Its proprietary technology has a limited history and may perform below expectations. The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects, may fall short of expectations. Its equipment may be

susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for its Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements or defaults under its agreements.

The company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of our products could be impaired.

Many of the company's contracts are understood to be contingent / to trigger on the successful development and proof of concept of its product. The Company's product is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that the platform or any other product candidates will be successfully developed or commercialized.

Historically, the Company has depended on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in two customers which are responsible for the substantial majority of the Company's revenue. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products. The sales process involves educating customers about the Company's products, participating in extended evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, can span several months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has a limited operating history upon which you can evaluate its performance. Since the Company's inception on December 14, 2016, it has been designing and developing its product. While sales efforts have begun, and the Company has accepted a number of deposits for sales, the Company requires additional capital to manufacture and ship its product at scale. There are numerous risks that may prevent or delay the start of product shipments. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company's operating

expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner’s preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers’ expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer’s needs, their business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client’s business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract’s term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred a net loss of $593,140 for the year ended 2018, and a total net loss of $1,010,838 since inception. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The development and commercialization of the Company’s products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company’s competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company’s competitors may commercialize products more

rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks or threats of attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the financial statements clarify that "the Company has incurred losses from inception of approximately $1,010,838 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern."

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $7,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,500,000 valuation cap, so you should not view the $7,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 82.2% of the

Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

WHY WE ARE HERE
We are working on some of the world's most complex and interesting financial challenges. Our unique approach combines machine learning innovations with a rigorous research process and the relentless energy and focus of a technology start-up enabling us to solve exceptionally tough financial analysis, information processing, and investment management problems.

The idea of using quantitative strategies is very attractive to many hedge funds, but funds have not been able to produce successful machine learning models internally. Even existing quantitative funds that are not using nuanced enough AI models are struggling.

WHAT WE DO
Our technology provides clients with tools to translate complex financial and unstructured data into accurate and impactful predictions. As a result, our clients enjoy breakthrough performance in predictive analytics for financial markets.

Our analytical platform allows people to ask and answer complex questions, identify market anomalies, and improve investment performance without requiring astronomical investments in data, technology, or computing capabilities.

We will work with global hedge funds, asset managers, banks, and corporations to monitor, link, classify, and measure large volumes of information across the globe to identify emerging trends and model their impacts.

WHO WE ARE
We have assembled a team composed of finance, engineering, and data science professionals from companies such as Susquehanna International Group, Bloomberg, Citi, J.P. Morgan, Intel, Merrill Lynch, and NASA. Our engineers and scientists have decades of practical expertise in artificial intelligence technologies, distributed information processing, and data science and our unique culture is based on an unwavering focus on executing in service of our clients.

Business Plan

Financial markets live on data. There is a lot of data spread out across numerous disconnected sources where it is rapidly diversifying in type and volume. This has made data increasingly difficult to use every day in financial analysis. Many investment professionals who need to make sense of this data lack the data processing and analytical tools to easily investigate this information and receive sound insights in a language and format they understand.
Enter Alpha Vertex!
We deliver analytical solutions powered by machine learning that provide our clients with capabilities to process large structured and alternative data sets at scale, identify market anomalies, and build predictive models that generate alpha. Our technology aims to level the playing field by making the capabilities that are kept secret by large hedge funds available more broadly.

PRODUCT OFFERINGS

Our current suite of products includes:

- **Predictive Models**: Stock selection models licensed to investment managers and used to uncover equities that are likely to outperform/underperform. Additionally, we offer bespoke models for large multinationals

that are useful in forecasting the forward prices of commodities such as crude oil, iron ore and steel, grains, etc.

- **Alternative Datasets**: Our rich datasets provide unique insights across a broad range of investment themes leveraging big data techniques such as natural language understanding, anomaly detection, sentiment, and relation extraction.

  Our latest alternative datasets use natural language models that are trained to track what is being said by company executives about the prospects for their business, their view on the global economy, litigation, and global supply chains to deliver consolidated information that may not be represented in any single information source.
- **Alpha Signals**: Alpha signals are Indicators derived from multiple sources designed to assist in the prediction of stock returns. Our alpha signals provide quantifiable data on hard to find information, such as the estimated number of data scientists at Google, FB, or Microsoft, or indicators on companies with high employee turnover or low morale.

BUSINESS MODEL

Models and Data as a Service

- Our products and services are delivered as enterprise cloud solutions that include APIs to facilitate the delivery of large quantities of data. Clients license the models, signals, or data sets on a subscription basis.
- Subscription fees are tiered based on the number of securities required and range from $30,000 to $100,000 per year.
- Customers requiring bespoke models pay an additional build fee and an annual license for the models which can typically cost $100,000+ per year.

Licensing of Investment Strategies

We have begun conversations with asset managers to design and license investment strategies. The commercial model would be a percentage of the strategies' profits, ranging from 10% to 15% of the gross profits.

Retail Redistribution

Retail customers have access to long/short trade ideas on third party platforms such as StockTwits. We intend to pursue additional redistribution agreements with other platforms and data marketplaces.

BENEFITS OF USING OUR SOLUTION

The key advantages of our solutions include:

- Continuous innovation and access to state of the art machine learning methods
- Secure, private, scalable, and reliable APIs offering ease of integration and configuration
- Strong model performance and forecasting capability even during volatile periods

The Company's Products and/or Services

Product / Service	Description	Current Market
Predictive Models	A set of quantitative stock selection models designed to capture the excess return dynamics of US equities over short to medium horizons ranging from 3 to 20 trading days	Investors interested in leveraging advanced statistical and supervised machine learning algorithms
Alpha Signals	Indicators derived from multiple sources designed to assist in the prediction of stock returns	Individuals and entities interested in quantifiable data on hard to find information, such as the estimated number of data scientists at a large technology company
Alternative Datasets	Rich datasets that provide unique insights across a broad range of investment themes leveraging big data techniques such as natural language understanding, anomaly detection, sentiment and relation extraction.	Clients interested in leveraging alternative datasets to deliver consolidated information that is not represented in any single information source.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our typical customers include financial institutions, such as asset managers and hedge funds who require sophisticated stock selection models, investment strategies and risk management solutions. Our current customers have average assets under management of over $20B. In addition to financial institutions, we work with multinational corporations who may have exposure to commodities markets and are looking for models to forecast prices of commodities and optimize their hedging activities.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Engineering	35%	35%	30%
Model Development	20%	20%	20%
Compute & Cloud Infrastructure	20%	20%	20%
Sales & BD	15%	15%	20%
Operations	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mutisya Ndunda	Co-Founder and CEO	**Alpha Vertex**, Co-Founder and CEO, Jan. 2017-Present: Lead the team in developing and implementing strategic initiatives to

		develop Alpha Vertex; develop market strategies; pursue key relationships and strategic partnerships with potential clients and partners. **Bloomberg**, Head of Strategy and Business Development Bloomberg Enterprise Solutions, Nov. 2010 - July 2015: Oversaw development of differentiated financial content, powerful analytical tools, and data management products for Bloomberg's enterprise services business; Led initiatives to develop and launch new financial data products including liquidity models, news sentiment, volatility products and default risk.
Michael Bishop	Co-Founder and CTO	**Alpha Vertex**, Co-Founder and CTO, July 2015 - Present: Design and architect the platform and services offered through Alpha Vertex; implement strategic features; leverage expertise in graph theoretic and machine learning to develop additional capabilities and improve existing ones.
Jennifer Litorja	Board Member	**CryptoOracle**, Head of Operations, May 2018 - Present: Provide core fundraising support with the formation of the fund and fundraising efforts including creating marketing materials, meeting with prospects and implementing fundraising plans; Manage investor reporting process - oversee content, process, delivery and delegation of responsibilities to the team; Lead the team in researching and advising on the optimal structure for Security Token Offerings (STO) for the Fund and for advisory clients. **SendGrid**, Ecosystem Development, North America, Mar. 2016 - May 2018: Managed strategic partnerships across North America for SendGrid's Accelerate startup program with a focus on accelerators, innovation teams and VCs; Educated the tech community through workshops and panels on the complexities of email deliverability and its solutions with SendGrid's infrastructure; Helped startups succeed and increase their ROI through email marketing, sharing best practices and onboarding of new customers onto the platform

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Founder Shares	777,777	N/A	N/A	74.4%	N/A
Common Shares	168,079	N/A	N/A	16%	N/A
Options	94,850	N/A	If exercised	9%	N/A
Warrants	5,297	N/A	If exercised	0.5%	N/A

The Company has the following debt outstanding: None.

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mutisya Ndunda	Founder Shares	77.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Alpha Vertex, Inc. ("the Company") was incorporated on December 14, 2016 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company provides analytical solutions provided by machine learning to perform large scale information processing as well as predictive analytics and modeling for portfolio managers, traders, and investors.

For the financial year ending December 31, 2017 the Company recognized $58,481 in revenue; for the financial year ending December 31, 2017 the Company recognized $191,815 in revenue, representing 227% revenue growth from 2017 to 2018. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred a net loss of $593,140 for the year ended 2018, and a total net loss of $1,010,838 since inception.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a

beneficial effect on our liquidity, as we have approximately $186,510 in cash on hand as of March 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large

institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $7,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Crowd Notes to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered “Major Purchasers,” and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder

As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Notes. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mutisya Ndunda
(Signature)

Mutisya Ndunda
(Name)

principal executive officer, principal financial officer, principal accounting officer, and director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mutisya Ndunda
(Signature)

Mutisya Ndunda
(Name)

Director
(Title)

4/26/19
(Date)

/s/ Michael Bishop
(Signature)

Michael Bishop
(Name)

Director
(Title)

4/26/19
(Date)

/s/ Jennifer Litorja
(Signature)

Jennifer Litorja
(Name)

Director
(Title)

4/26/19
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

ALPHA VERTEX, INC.
(A Delaware Corporation)

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

ALPHA VERTEX, INC.

Years Ended December 31, 2018 and 2017

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Alpha Vertex, Inc.
137 Varick Street, 2nd Floor
New York, NY 10013

We have reviewed the accompanying financial statements of Alpha Vertex, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred losses from inception. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

April 17, 2019

ALPHA VERTEX, INC.

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 38,124	$ 281,218
Prepaid expenses	15	2,528
Total current assets	38,139	283,746
Property and equipment, net	3,919	-
Total assets	$ 42,058	$ 283,746
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 21,360	$ 22,938
Accrued interest	43,021	8,332
Notes payable, current portion	725,000	-
Total current liabilities	789,381	31,270
Notes payable, noncurrent portion	-	425,000
Total liabilities	789,381	456,270
Commitments and contingencies	-	-
Stockholders' equity		
Common stock; $0.0001 par value; 853,657 shares issued and outstanding at both December 31, 2018 and 2017	85	85
Additional paid-in capital	263,430	245,089
Accumulated deficit	(1,010,838)	(417,698)
Total stockholders' equity	(747,323)	(172,524)
Total liabilities and stockholders' equity	$ 42,058	$ 283,746

See accountants' review report and accompanying notes to the financial statements.

ALPHA VERTEX, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Contract revenue, net	$ 191,815	$ 58,481
Cost of services	352,501	56,258
Gross profit (loss)	(160,686)	2,223
Operating expenses		
Payroll and related expenses	167,812	102,777
Research and development	111,691	95,901
Professional fees	58,424	46,935
General and administrative	34,817	10,727
Stock based compensation	18,341	-
Travel	5,796	3,343
Depreciation	235	-
Advertising and marketing	101	15,533
Total operating expenses	397,217	275,216
Loss from operations	(557,903)	(272,993)
Other expenses		
Interest expense	35,237	8,724
Other expenses	-	100
Total other expenses	35,237	8,824
Net loss before income taxes	(593,140)	(281,817)
Provision for income taxes	-	-
Net loss	$ (593,140)	$ (281,817)

See accountants' review report and accompanying notes to the financial statements.

ALPHA VERTEX, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2016	777,777	$ 78	$ 129,428	$ (135,881)	$ (6,375)
Issuance of common stock for cash	75,880	8	115,661		115,669
Net loss				(281,817)	(281,817)
Balance on December 31, 2017	853,657	85	245,089	(417,698)	(172,524)
Stock based compensation			18,341		18,341
Net loss				(593,140)	(593,140)
Balance on December 31, 2018	853,657	$ 85	$ 263,430	$ (1,010,838)	$ (747,323)

See accountants' review report and accompanying notes to the financial statements.

ALPHA VERTEX, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (593,140)	$ (281,817)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	235	-
Stock based compensation	18,341	-
Bad debt expense	18,750	-
Changes in operating assets and liabilities:		
Accounts receivable	(18,750)	-
Prepaid expenses	2,513	(2,528)
Accounts payable and accrued expenses	(1,578)	16,484
Accrued interest	34,689	8,332
Net cash used by operating activities	(538,940)	(259,529)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(4,154)	-
Net cash used by investing activities	(4,154)	-
Cash flows from financing activities		
Proceeds from issuance of common stock	-	115,746
Proceeds from issuance of convertible notes payable	300,000	425,000
Net cash provided by financing activities	300,000	540,746
Net increase/(decrease) in cash and cash equivalents	(243,094)	281,217
Cash and cash equivalents, beginning	281,218	1
Cash and cash equivalents, ending	$ 38,124	$ 281,218
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpha Vertex, Inc. ("the Company") was incorporated on December 14, 2016 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company provides analytical solutions provided by machine learning to perform large scale information processing as well predictive analytics and modeling for portfolio managers, traders, and investors.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes contract revenue on short-term contracts for specific projects. These contracts are subject to certain milestones, as defined in the individual contracts, and revenue is recognized once the specific milestone is attained.

As of December 31, 2018 and 2017, two customers made up 81% and 100% of contract revenue, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Stock options and warrants issued during the year ended December 31, 2017 were valued using level 3 inputs.

The following table sets forth by level, within the fair value hierarchy, equity securities measured at fair value on a nonrecurring basis:

	December 31, 2018			
	Level 1	Level 2	Level 3	Total
Stock compensation:				
Options	$ -	$ -	$ 10,419	$ 10,419
Warrants	-	-	7,922	7,922
	$ -	$ -	$ 18,341	$ 18,341

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of receivables, and assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. At December 31, 2018 and 2017, the Company recorded an allowance for uncollectible accounts of $18,750 and $0, respectively.

During the years ended December 31, 2018 and 2017, the Company recognized bad debt expense of $18,750 and $0, respectively, which is recorded under 'General and administrative' expenses in the statements of operations.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Currently the Company only has property and equipment with a three-year useful life. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Depreciation expense for the years ended December 31, 2018 and 2017, was $235 and $0, respectively. At December 31, 2018 and 2017 accumulated depreciation totaled $235 and $0, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $101 and $15,533 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. Total expense related to research and development was $111,691 and $95,901 for the years ended December 31, 2018 and 2017, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the State of New York, which both have a statute of limitation of three years from the due date of the return or the date the return is filed, whichever is later. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the TCJA.

The Company currently has a tax net operating loss (NOL) of $1,010,838 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. The Company's NOLs will begin to expire in 2036.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods for nonpublic companies beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In June 2018, the FASB issued Accounting Standards Update 2018-07 Compensation-Stock Compensation (Topic 718), which requires an entity to apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The new standard is effective for the year ending December 31, 2020. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 17, 2019, the date these financial statements were available to be issued, noting the following subsequent events:

- The Company executed two convertible notes for cash proceeds of $200,000. The convertible notes bear interest of 5% interest per year and mature on September 21, 2020.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,010,838 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

The Company issued a total of three convertible notes payable for cash proceeds of $725,000 between August 10, 2017 and February 7, 2018. The convertible notes bear interest at 5% per year and mature August 10, 2019. The notes may be converted into preferred or common shares of the Company's stock upon the following:

1. Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the greater of the: (i) quotient obtained by dividing the aggregate amount of outstanding principal and accrued and unpaid interest on the notes by the Conversion Discount Price; or (ii) the quotient obtained by dividing the aggregate amount of outstanding principal and accrued and unpaid interest on the notes by the Capped Conversion Price, as defined in the individual agreements.

2. Upon the Company undertaking equity financing less than $2,000,000 for the sale of the Company's preferred stock, the security holder will have the option to converted into shares of preferred stock of the Company at a price of the greater of the quotient obtained by dividing the aggregate amount of outstanding principal and accrued and unpaid interest on the notes by the Conversion Discount Price; or (ii) the quotient obtained by dividing the aggregate amount of outstanding principal and accrued and unpaid interest on the notes by the Capped Conversion Price, as defined in the individual agreements.

3. Upon maturity, holders may elect at any time to convert the security to preferred shares or if not available common shares of the Company stock at a price equal to the quotient obtained by dividing the aggregate amount of outstanding principal and accrued and unpaid interest on the notes held by such Investor by the Capped Conversion Price, as detail in the individual agreements.

Future minimum principal payments are as follows for the years ended December 31:

2019	$ 725,000
2020	-
2021	-
2022	-
2023	-
	$ 725,000

The Company recognized interest expense of $35,237 and $8,724 during the years ended December 31, 2018 and 2017, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

Company is authorized to issue 3,000,000 shares with a par value of $0.0001. As of December 31, 2018 and 2017, there were 853,657 shares issued and outstanding.

On January 13, 2017, the Company issued 78,880 shares of common stock for cash proceeds of $115,669.

The Company issued options between August 13, 2017 and October 29, 2017, to several employees to purchase 15,000 shares of common stock at an exercise price of $1.55 per share. The options vest over two years, with 25% vesting one year from issuance and the remaining 75% vesting ratably over the subsequent 12-month period. As of December 31, 2018 and 2017, options vested were 6,875 and 0, respectively. As of December 31, 2018 and 2017, the Company recognized stock-based compensation expense related to options of $10,419 and $0, respectively. At December 31, 2018, there are 8,125 unvested stock options and unrecognized stock compensation expense of $12,314.

The Company issued warrants on March 1, 2018 to purchase 5,227 shares of common stock at an exercise price of $7.91 per share. The warrants vest immediately and expire on the tenth anniversary of their issuance. The Company recorded $7,922 in expenses related to the warrants which were valued using the average share price of shares sold in 2017. As of December 31, 2018 and 2017, the Company recognized stock-based compensation expense related to warrants of $7,922 and $0, respectively.

The options and warrants issued during the year ended December 31, 2017 were valued used the Black Scholes Merton pricing model. There were no exercises of outstanding stock options during the years ended December 31, 2018 or 2017.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	-	$ -	-
Granted	15,000	1.55	2.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	15,000	$ 1.55	1.8
Granted	-	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	15,000	$ 1.55	0.8

EXHIBIT C

PDF of SI Website

DISCLAIMER

This presentation contains offering materials prepared solely by Alpha Vertex without the assistance of SI Sec
FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information
things, the company, its business plan and strategy, and its industry. These statements reflect managen
respect to future events based information currently available and are subject to risks and uncertainties that co
actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-lookir
meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, perfo
all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibil
completeness of forward-looking statements, and is under no duty to update any such statements to conform t

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$1,000	**$7,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Alpha Vertex is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Alpha Vertex without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Raised $725K pre-seed; investors include Anthemis Group and ffVC
- Customers include a Fortune 500 Japanese auto manufacturer and two multi-billion dollar hedge funds
- Selected as part of the inaugural AI Nexus Lab in collaboration with NYU and ffVC; graduated from the FinTech Innovation Lab, run by the NYC Partnership Fund, in 2018
- Coverage of 4,000 stocks in the U.S. and Canada; we represent up to 98% of the investable market cap in the U.S.
- Average prediction accuracy of approximately 60% (unaudited and based on management estimates)

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $7,500,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Our vision is to give everyday investors access to what a small handful of funds in the secretive $3.2 trillion hedge fund industry possess: sophisticated ML models that generate strong investment returns.

WHY WE ARE HERE

We are working on some of the world's most complex and interesting financial challenges. Our unique approach combines machine learning innovations with a rigorous research process and the relentless energy and focus of a technology start-up enabling us to solve exceptionally tough financial analysis, information processing, and investment management problems.

The idea of using quantitative strategies is very attractive to many hedge funds, but funds have not been able to produce successful machine learning models internally. Even existing quantitative funds that are not using nuanced enough AI models are struggling.

WHAT WE DO

Our technology provides clients with tools to translate complex financial and unstructured data into accurate and impactful predictions. As a result, our clients enjoy breakthrough performance in predictive analytics for financial markets.

Our analytical platform allows people to ask and answer complex questions, identify market anomalies, and improve investment performance without requiring astronomical investments in data, technology, or computing capabilities.

We will work with global hedge funds, asset managers, banks, and corporations to monitor, link, classify, and measure large volumes of information across the globe to identify emerging trends and model their impacts.

WHO WE ARE

We have assembled a team composed of finance, engineering, and data science professionals from companies such as Susquehanna International Group, Bloomberg, Citi, J.P. Morgan, Intel, Merrill Lynch, and NASA. Our engineers and scientists have decades of practical expertise in artificial intelligence technologies, distributed information processing, and data science and our unique culture is based on an unwavering focus on executing in service of our clients.

Product & Service

OVERVIEW

Financial markets live on data. There is a lot of data spread out across numerous disconnected sources where it is rapidly diversifying in type and volume. This has made data increasingly difficult to use every day in financial analysis. Many investment professionals who need to make sense of this data lack the data processing and analytical tools to easily investigate this information and receive sound insights in a language and format they understand.

Enter Alpha Vertex!

We deliver analytical solutions powered by machine learning that provide our clients with capabilities to process large structured and alternative data sets at scale, identify market anomalies, and build predictive models that generate alpha. Our technology aims to level the playing field by making the capabilities that are kept secret by large hedge funds available more broadly.

PRODUCT OFFERINGS

Our current suite of products includes:

- **Predictive Models:** Stock selection models licensed to investment managers and used to uncover equities that are likely to outperform/underperform. Additionally, we offer bespoke models for large multinationals that are useful in forecasting the forward prices of commodities such as crude oil, iron ore and steel, grains, etc.
- **Alternative Datasets:** Our rich datasets provide unique insights across a broad range of investment themes leveraging big data techniques such as natural language understanding, anomaly detection, sentiment, and relation extraction.

  Our latest alternative datasets use natural language models that are trained to track what is being said by company executives about the prospects for their business, their view on the global economy, litigation, and global supply chains to deliver consolidated information that may not be represented in any single information source.
- **Alpha Signals:** Alpha signals are Indicators derived from multiple sources designed to assist in the prediction of stock returns. Our alpha signals provide quantifiable data on hard to find information, such as the estimated number of data scientists at Google, FB, or Microsoft, or indicators on companies with high employee turnover or low morale.

BUSINESS MODEL

Models and Data as a Service

- Our products and services are delivered as enterprise cloud solutions that include APIs to facilitate the delivery of large quantities of data. Clients license the models, signals, or data sets on a subscription basis.
- Subscription fees are tiered based on the number of securities required and range from $30,000 to $100,000 per year.
- Customers requiring bespoke models pay an additional build fee and an annual license for the models which can typically cost $100,000+ per year.

Licensing of Investment Strategies
We have begun conversations with asset managers to design and license investment strategies. The commercial model would be a percentage of the strategies' profits, ranging from 10% to 15% of the gross profits.

Retail Redistribution
Retail customers have access to long/short trade ideas on third party platforms such as StockTwits. We intend to pursue additional redistribution agreements with other platforms and data marketplaces.

BENEFITS OF USING OUR SOLUTION

The key advantages of our solutions include:

- Continuous innovation and access to state of the art machine learning methods
- Secure, private, scalable, and reliable APIs offering ease of integration and configuration
- Strong model performance and forecasting capability even during volatile periods

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5 Insights

Forecasted Performance By Industry

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OIL GAS & COAL
38
RETAIL - DISCRETIONARY
30
BIOTECH & PHARMA
20
TECHNOLOGY SER...
18
GAMING L...
15
MACHIN...
13
HOME &...
13
ELECT...
12
H2_ret
4.1%
SPECIALTY FINANCE
19
SEMICONDUCTORS
18
UTILITIES
29
ASSET MAN...
12
INSTI...
9
RET...
8
CO...
7
MEDICAL EQUIPMENT ...
19
CHEMICALS
18
REAL ESTATE
31
AEROSPACE...
11
MEDIA
24
APPAREL ...
7
ME...
4
HEALTH CARE FACILITI...
19
SOFTWARE
15
AUTOMOTIVE
10
CONSUMER PRODUCTS
31
INSURANCE
24
BANKING
19
HARDWARE
15
TRANSPORT...
9
-1.8%

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Size: industry (Count)
Color: h2_ret

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Team Story

Co-Founders, Mutisya Ndunda and Michael Bishop, met while working in the financial industry in New York. For over 15 years they held executive and management level positions at companies like Bloomberg, JP Morgan, and Susquehanna International Group. After realizing that technology and data were transforming the financial services industry, Mutisya and Michael began to talk about creating a company that leveraged technology to help uncover hidden insights in data.

They enlisted the help of several mathematicians and data scientists that shared the same vision and passion to take advantage of this opportunity. Knowing that the industry is complex and mature, they sought out the experience and advice of several investors and advisors who are experts in the space.

Founders and Officers



Mutisya Ndunda
CEO

Highlights
Overview
Product & Service
The Team
Q&A with Founder
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Prior to founding Alpha Vertex, Mutisya was the Head of Strategy & Business Development for Bloomberg Enterprise Solutions for 5 years where he oversaw the groups overall product strategy, and incubation of new financial products and services.

Prior to Bloomberg, Mutisya served as the Head of North America Business Development and Chief of Staff for Susquehanna International Groups proprietary trading businesses including acting as the lead manager and go-between the technology, quantitative research and trading divisions of SIG's global market making business.

Mutisya has a strong analytical mindset and has over 10 years of domain experience in machine learning, deep learning, natural language processing and big data analytics.

Mutisya holds a Bachelor's Degree in Electrical Engineering from Cornell University and a Master's Degree in Financial Engineering from Cornell University.



Michael Bishop

CO-FOUNDER

Michael Bishop is a CTO with 20+ years' experience in Financial Services, startups and technology. He is a professional with hands-on knowledge that spans systems design, engineering, and programming, networking, graph theory, high performance computing, machine learning, project management, Six Sigma, and managing distributed teams and projects. He's worked at NYNEX S&T and JP Morgan, architecting and building secure and remote access systems and running a global group of 250 technologists.

During his time in equity research, he developed a deep understanding of the domain of knowledge discovery, automated reasoning, information retrieval, and automated information extraction. After leaving JPM, he ran a small private equity and arbitrage firm and traveled the world advising startups in locations such as South Africa, New Zealand, the UK, and Hungary. Prior to joining Alpha Vertex, he worked as CTO of Emozia, a machine learning company with a mission of leveraging the telemetry from mobile devices to infer emotion and mood.

Notable Advisors & Investors



Nami Park

Investor, Advisor



John Frankel

Investor, General Partner ff Venture Capital

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
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Jillian Williams

Investor, Anthemis Group



Jennifer Litorja

Advisor, Head of Operations at CryptoOracle

Q&A with the Founder

Q: Why not become a hedge fund?
Alpha Vertex: The option to become a hedge fund in the future exists, but at this stage the technology is still being developed and refined. As a young company, it is cost prohibitive to run a hedge fund because you need a high amount of assets under management to make the fund viable. Additionally, the regulatory and compliance requirements have increased significantly that would increase the costs and staffing requirements beyond the core technical team at Alpha Vertex. Given these considerations, we will continue to focus on growing traction and adoption of our predictive models and data sets.

Q: How are your machine learning methods and algorithms different from those currently on the market?
Alpha Vertex: Financial markets are complex and are constantly influenced by numerous new things. In classical machine learning problems it is easy to train a model to detect images of dogs because we would expect the distribution of pixel weights in the training set for the dog class to be similar to the distribution in the test set for the dog class. This obvious property simply doesn't hold for most financial datasets. What you may see in future may be completely different from the data you have seen so far. In fact, this is a common issue when it comes to applying machine learning to finance problems and is a property described as non-stationarity. Additionally, unlike images which have high signal fidelity most financial datasets have a high ratio of noise compared to signal. Special care must be taken to make sure that the models do not fit to noise or spurious relationships that make the model appear to perform well in back testing, but have no future predictive value. We have developed specialised algorithms to denoise signals and avoid overfitting and use models that are robust to noise and overfitting.

Q: Can you disclose who your customers are and what products they are using?
Alpha Vertex:
We have non-disclosure agreements in place with our customers so we cannot disclose who they are. The pilots and customers we have worked with include a Fortune 500 auto manufacturing company, multi-billion dollar hedge funds, and multinational corporations.

Q: What do you view as your competitive advantage?
Alpha Vertex: We have domain expertise in finance and we have specialized proprietary information processing tools and custom machine learning models which are purpose built for financial time series.

Q: What level of accuracy can your methods achieve?
Alpha Vertex:
Our prediction accuracy ranges from 55%-60%. Our win rate in our StockTwits premium room is currently at 62% from inception.

Q: When will you be launching your alternative data product?
Alpha Vertex: In the next 2-3 months.

Q: Can you outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable?

PROFILE MENU

Alpha Vertex: Within the United States, the current Administration and Congress have shown a decidedly de-regulatory bent. While the Federal landscape is likely to (continue to be) a non-issue for us, we continue to work with the most restrictive regime for handling data and see no changes on the horizon that impact our business.

On the European front, the ECJ had invalidated the International Safe Harbor Privacy Principles which were subsequently replaced by the EU-US Privacy Shield. As this remains not fully resolved nor tested, we follow the developments in this area closely. At this time, our policies and procedures track closely with the General Data Protection Regulation and we see minimal, if any, adjustments required should the EU require changes to the EU-US Privacy Shield.

Outside of the EU and US, we are not aware of any pending or proposed legislation which would impact – materially or otherwise – our ability to collect and process data as we do today.

Q: What do you view as your market opportunity?

Alpha Vertex: Our market opportunity comprises over 5,000 large hedge funds and 10,000 institutional investment managers that are consumers of vast amounts of financial data, portfolio, and risk analytics as well as alternative data to improve performance.

These firms require new analytical systems and statistical algorithms that allow machines to leverage large amounts of data, model and uncover non-linear relationships that a human would find hard to detect in order to deliver strong investment performance. According to market research from Burton Taylor, the market size is $30B annually.

According to the Financial Times, traditional providers including Bloomberg and Reuters are losing market share to smaller financial data and analytics providers, underlining the global finance industry's gradual shift away from the costly desktop terminals that have long enjoyed a grip on the market to new technologies such as machine learning.

Q: What do you view as your potential exit strategy?

Alpha Vertex: We think an acquisition is the likely exit strategy. The technology assets we have built are attractive to a broad base of acquirers, more specifically the consumers of our tech and competitors in the space.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $7,500,000
Interest rate:	5.0%

Additional Terms

Closing conditions:	While Alpha Vertex, Inc has set an overall target minimum of US $500,000 for the round, Alpha Vertex, Inc must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Alpha Vertex, Inc's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Sales & Business Development
Compute & Cloud Infrastructure
Model Development
Engineering
Operations

Highlights
Overview
Product & Service
The Team
Q&A with Founder
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If Maximum Amount Is Raised


Sales & Business Development
Compute & Cloud Infrastructure
Model Development
Engineering
Operations

Investor Perks

$2,000 ("Bronze") — 3 month subscription access to Alpha Vertex's premium StockTwits community for long/short trade ideas based on our unique quantitative equity models.

$5,000 ("Silver") — 12 month subscription access to Alpha Vertex's premium StockTwits community for long/short trade ideas based on our unique quantitative equity models.

$10,000 ("Gold") — All of the above plus a private video conference with team members discussing specific investment insights generated by Alpha Vertex's products.

$25,000 ("Platinum") — All of the above, plus investor level access to private research produced by Alpha Vertex's data scientists.

$100,000 ("Diamond") — All of the above, plus arranged and paid airfare and a dinner invitation to meet with Alpha Vertex's CEO and key players. Also includes invitations to annual updates with the Alpha Vertex senior management team.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $725,000
Closed Date	Aug 10, 2017
Security Type	Convertible Note
Valuation Cap	US $7,500,000

Financial Discussion

Operations

Alpha Vertex, Inc. ("the Company") was incorporated on December 14, 2016 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company provides analytical solutions provided by machine learning to perform large scale information processing as well as predictive analytics and modeling for portfolio managers, traders, and investors.

For the financial year ending December 31, 2017 the Company recognized $58,481 in revenue; for the financial year ending December 31, 2017 the Company recognized $191,815 in revenue, representing 227% revenue growth from 2017 to 2018. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred a net loss of $593,140 for the year ended 2018, and a total net loss of $1,010,838 since inception.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $186,510 in cash on hand as of March 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

PROFILE MENU

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape

According to Morgan Stanley, the pool of assets in quantitative strategies (i.e. AI-driven strategies) at retail funds and hedge funds surged to $1.5 trillion and is growing at a rate of 17% annually.

While the idea of using quantitative strategies is attractive to many hedge funds, these investment managers require new analytical systems and statistical algorithms that allow machines to leverage large amounts of data, model, and uncover non-linear relationships that a human would find hard to detect to deliver strong investment performance.

The Financial Times reports that traditional providers like Bloomberg and Reuters are losing market share to smaller financial data and analytics providers, underlining the global finance industry's gradual shift away from costly desktop terminals to new technologies like machine learning.

COMPETITION

Our closest competitors include data analytics companies like Kensho, Walnut Algorithms, Ernest Research, and DataMinr.

Solutions from competitors focus on leveraging one type of alternative data, such as social media, to select stocks. In our opinion, none of the competitors deliver comprehensive modeling technologies which include several financial and non-traditional datasets to forecast asset returns.

EXITS

Firms that have successfully solved the problem have opted to raise assets and run hedge funds or have been acquired. Some of the recent exits in our space:

- Kensho — Financial intelligence products leveraging graph technology. Acquired by S&P for $550M.
- Quandl — Alternative and financial data platform. Acquired by Nasdaq for an undisclosed amount.
- Wealthfront — Big data predictive solutions. Acquired by TIBCO for $200M.
- Alpine Data — Big data predictive solutions. Acquired by TIBCO for an undisclosed amount.
- Nutonian — AI modeling and forecasting engine. Acquired by Data Robot for an undisclosed amount.

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has only $186,510 in cash balances as of March 31, 2019. This equates to approximately 6 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Its proprietary technology has a limited history and may perform below expectations. The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects, may fall short of expectations. Its equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for its Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements or defaults under its agreements.

The company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of our products could be impaired.

Many of the company's contracts are understood to be contingent / to trigger on the successful development and proof of concept of its product. The Company's product is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that the platform or any other product candidates will be successfully developed or commercialized.

Historically, the Company has depended on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in two customers which are responsible for the substantial majority of the Company's revenue. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products. The sales process involves educating customers about the Company's products, participating in extended evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, can span several months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has a limited operating history upon which you can evaluate its performance. Since the Company's inception on December 14, 2016, it has been designing and developing its product. While sales efforts have begun, and the Company has accepted a number of deposits for sales, the Company requires additional capital to manufacture and ship its product at scale. There are numerous risks that may prevent or delay the start of product shipments. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company's operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred a net los of $593,140 $1,010,838 for the year ended 2018. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks or threats of attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the financial statements clarify that "the Company has incurred losses from inception of approximately $1,010,838 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern."

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Alpha Vertex

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Alpha Vertex. Once Alpha Vertex accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Alpha Vertex in exchange for your securities. At that point, you will be a proud owner in Alpha Vertex.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Alpha Vertex has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Alpha Vertex does not plan to list these securities on a national exchange or another secondary market. At some point Alpha Vertex may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Alpha Vertex either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Alpha Vertex's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Alpha Vertex's Form C. The Form C includes important details about Alpha Vertex's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck

DISCLAIMER

This presentation contains offering materials prepared solely by Alpha Vertex without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Alpha Vertex is a technology company that develops proprietary AI methods used by multi-billion dollar hedge funds and Fortune 500 companies to uncover insights buried in large datasets, manage risks, and generate strong investment returns.


ヨドバシカメラ
EOS 5D
Mark IV
税込
10%

According to an October 2017 report by researchers at Morgan Stanley, the pool of assets in quantitative strategies at retail funds and hedge funds has surged to US$1.5 trillion and is growing at a rate of 17% annually.

Yet, few have been able to successfully harness AI for financial applications.

Our unique approach combines algorithmic innovations in artificial intelligence, rigorous research and the relentless energy and focus of a technology start-up enabling us to solve exceptionally tough problems in large scale information processing, financial modeling, and investment management.



OUR UNIQUE APPROACH COMBINES MACHINE LEARNING AND GRAPH TECHNOLOGY

1. Rapid & Continuous Data Ingestion
2. Central Knowledge Graph
3. Automatic Signal Discovery
4. Industry Specific Models
5. Stacking and Deep Learning
6. Shareable Results

OUR MACHINE LEARNING ADVANTAGE


AI

- Data driven process that improves over time
- Purpose built models for financial applications
- Ability to test thousands of ideas and use unstructured data

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OUR PRODUCTS

Predictive Models

- Stock selection models to uncover equities likely to outperform or underperform
- Coverage of 4,000 stocks in North America
- Forecasts available for 3, 5, 10, and 20 day horizons

Alpha Signals

- Indicators derived from multiple sources designed to assist in the prediction of stock returns
- Quantifiable data on hard to find information like management quality or environmental factors

Alternative Data

- Enriched datasets leveraging big data techniques such as NLP, anomaly detection, sentiment and relation extraction
- Provide unique insights across a broad range of investment themes
- Target launch is mid-May

BUSINESS MODEL


Models & Data
as a Service
Retail
Redistribution
Investment
Strategy
Licensing

Models & Data As a Service

- Enterprise cloud subscriptions that include APIs to facilitate the delivery of large quantities of data.
- Subscription fees are tiered based on the number of securities required
- Annual licenses range from $30,000 to $100,000 per year

Licensing of Investment Strategies

- Licensing investment strategies to asset managers
- Revenue model of 10% to 15% of gross profits

Retail Distribution

- Redistribution of select stock selection models and alpha signals through 3rd party platforms like StockTwits

CLIENT CASE STUDY: AUTO MANUFACTURER COMMODITY FORECASTS

Business Challenge

- Commodity prices are the main driver of raw material costs used in vehicle manufacturing
- Effective hedging and forecasting of prices could significantly improve operating margins
- Prices are influenced by numerous factors and the client lacked sophisticated tools to model future prices

Solution

- Incorporating weather and pollution data into iron ore model increased predictive power by 25%
- Models were able to **deliver a prediction accuracy of ~60%** on prices up to 3 months forward
- **Estimated Benefit: $10M - $15M**

Estimated Benefit
$10-15m



Predicted
Actual
$50
$40
$30
$20
$10
$0
-$10
-$20
-$30
-$40

These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

CLIENT CASE STUDY: MULTI-BILLION DOLLAR HEDGE FUND

Licensing Strategy

- Market neutral
- Max book size $100M
  $50M long, $50M short
- Start Date: Feb 15, 2019

Stats to Date

- **P&L within 2 months: $1.2M**
- **Sharpe Ratio: 3.8**



Portfolio: Precog_Sim
Period: 2012-01-04 to 2019-02-14
Return Scaling: Annualized (Geometric)
Benchmark: Cash
Frequency: Daily
Base Currency: USD
Risk Model: US3AxiomaMH-M
Common Factor Contributions
Cumulative Return
250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
2012-01-05
2012-05-15
2012-09-21
2013-02-04
2013-06-13
2013-10-21
2014-03-03
2014-07-10
2014-11-14
2015-03-27
2015-08-05
2015-12-11
2016-04-22
2016-08-30
2017-01-09
2017-05-18
2017-09-26
2018-02-05
2018-06-14
2018-10-22
Date
Active Return
Specific
Core Macro
Market Traded Macro
Equity
Sector
Total return
Alpha
Return from common factors

These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

OUR CLIENTS



APPLE
Model 1
Model 2
Search stock
5D 10D 20D 3M 6M Confidence Interval
Apr 18
Apr 19
Apr 20
FINANTIAL
Median: 5%
Avg: +3%
High: +9%
Low: -9%
Model Percentile Rank
72%
Today
57%
Accuracy
81%
Correlation
85%
Overall Score

Diverse Client Base

Hedge Funds

Client:
$50B hedge fund
$15B hedge fund of funds

Asset Managers

Client:
Fortune 100 Firm with $1T in Assets

Corporations

Client:
Japanese auto manufacturer

Banks

Pilot with Investment Bank

WE ARE BACKED BY LEADING INVESTORS

anthemis | group

NYU

ff VENTURE CAPITAL

PARTNERSHIP for New York City

WE HAVE AN EXPERIENCED TEAM OF DATA SCIENTISTS AND FINANCIAL PROFESSIONALS



Bloomberg citi J.P.Morgan

facebook intel SIG

NASA AMD CITIC SECURITIES

RECENT EXITS IN OUR SPACE

Target	Description	Acquirer	Price
Kensho	Financial intelligence products leveraging graph technology	S&P	$550M
Quandl	Alternative and financial data platform	Nasdaq	N/A
WealthFront	Big data predictive solutions	TIBCO	$200M
Alpine Data	Big data predictive solutions	TIBCO	N/A
Nutonian	A.I.-powered modeling and forecasting engine	Data Robot	N/A

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OUR COMPETITIVE ADVANTAGE

1

Experienced Management Team

Over 40 years of combined experience. Deep financial markets, technology, and engineering domain expertise.

2

Multidisciplinary Expertise

Advanced data science capabilities across a broad range of artificial intelligence fields. Ability to combine information sources into investment systems that have greater signaling power than any individual source.

3

Proprietary Technology

Custom data science tools built in python. Technology backbone where users can employ simple expression-based syntax to research alphas and build financial models to test and track their validity and effectiveness.

4

Sophisticated Big Data and Information Processing Capabilities

Analyze vast quantities of information to find hidden insights. Rapid, real natural language processing, event detection, summarization, and alerting.

5

Scalable, Containerized Infrastructure

Massively parallel and fast compute infrastructure which scales based on workload. Works on prem or in private or public clouds.

6

Force Multiplier for Discretionary Teams

Discretionary strategies can be enhanced with machine learning signals. Leverage orthogonal / statistically independent information sources to obtain consistent performance through different market cycles.

USE OF PROCEEDS

- Aggressively begin sales and business development to expand customer base
- Increase engineering team to accommodate market growth and additional model development


Operations
10.0%
Sales & BD
15.0%
Compute & Cloud
20.0%
Engineering
35.0%
Model
20.0%

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

thank you.